AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

NUVEEN MORTGAGE OPPORTUNITY TERM FUND 2

(Name of Subject Company)

NUVEEN MORTGAGE OPPORTUNITY TERM FUND 2

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67074R100

(CUSIP Number of Class of Securities)

Gifford R. Zimmerman

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

312-917-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Deborah Bielicke Eades

Vedder Price P.C.

222 North LaSalle Street

Chicago, Illinois 60601

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE:
$53,692,187.22 (a)	$6,507.49 (b)

(a)

The transaction value was calculated by multiplying 2,403,569 Shares of Nuveen Mortgage Opportunity Term Fund 2 by $22.34 (100% of the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on September 4, 2019).

(b)	Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,507.49	Filing Party: NUVEEN MORTGAGE OPPORTUNITY TERM FUND 2
Form or Registration No.: Schedule TO	Date Filed: September 6, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on the Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2019 by Nuveen Mortgage Opportunity Term Fund 2, a diversified, closed-end management investment company organized as a Massachusetts business trust (the “Fund”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase for cash up to 2,403,569 shares of the Fund’s issued and outstanding common shares of beneficial interest, par value $0.01 per share, upon the terms and subject to conditions contained in the Offer to Purchase dated September 9, 2019 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase and any amendments or supplements to either or both, constitute the “Offer”), at a purchase price equal to 100% of the Fund’s net asset value per share (“NAV”) determined as of the close of ordinary trading on the New York Stock Exchange (the “NYSE”) on October 7, 2019, or if the offer is extended, as of the close of ordinary trading on the NYSE on the new expiration date, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 12.	EXHIBITS

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.[5]

(a)(1)(ii)	Letter of Transmittal.[5]

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[5]

(a)(1)(iv)	Letter to Clients and Client Instruction Form.[5]

(a)(1)(v)	Notice of Guaranteed Delivery.[5]

(a)(1)(vi)	Not applicable.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated May 23, 2019.[1]

(a)(5)(ii)	Press Release dated August 30, 2019.[2]

(a)(5)(iii)	Press Release dated September 9, 2019.*

(b)	Not applicable.

(d)(1)	Form of Depositary and Information Agent Agreement between the Fund and Computershare Trust Company, N.A., Computershare Inc. and Georgeson LLC.[5]

(d)(2)	Investment Management Agreement with Nuveen Fund Advisors, LLC dated October 1, 2014.[5]

(d)(3)	Renewal of Investment Management Agreement, dated July 30, 2019.[5]

(d)(4)	Form of New Investment Management Agreement with Nuveen Fund Advisors, LLC.[5]

(d)(5)	Investment Sub-Advisory Agreement by and between Nuveen Mortgage Opportunity Term Fund 2 and Wellington Management Company, LLP dated January 29, 2010.[5]

(d)(6)	Form of New Investment Sub-Advisory Agreement with Teachers Advisors, LLC.[5]

(d)(7)	Transfer Agency and Service Agreement with Computershare Inc. and Computershare Trust Company, N.A. dated June 15, 2017 (the “Transfer Agency Agreement”).[3]

(d)(8)	Amended and Restated Schedule A to the Transfer Agency Agreement, effective as of December 13, 2018.[4]

(d)(9)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated July 15, 2015 (the “Custodian Agreement”).[3]

(d)(10)	Appendix A to the Custodian Agreement, updated as of November 16, 2018.[4]

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
[1]	Previously filed on Schedule TO-C via EDGAR on May 23, 2019 and incorporated herein by reference.
[2]	Previously filed on Schedule TO-C via EDGAR on August 30, 2019 and incorporated herein by reference.
[3]	Previously filed with Nuveen High Income 2023 Target Term Fund’s Registration Statement on Form N-2 (File No. 333-227486) via EDGAR on November 9, 2018 and incorporated herein by reference.
[4]	Previously filed with Nuveen High Income 2023 Target Term Fund’s Registration Statement on Form N-2 (File No. 333-227486) via EDGAR on December 17, 2018 and incorporated herein by reference.
[5]	Previously filed on Schedule TO-I via EDGAR on September 6, 2019 and incorporated herein by reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVEEN MORTGAGE OPPORTUNITY TERM FUND 2

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Vice President and Secretary

September 11, 2019

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(5)(iii)	Press Release dated September 9, 2019.